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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. #1)

The Children’s Place Retail Stores, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class Securities)

168905107

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
212-446-2300

August 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 1,130,714
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,130,714
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,714
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 3.9%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 55,600
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 55,600
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,600[1]
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 0.2%
	14	Type of Reporting Person (See Instructions) OO

1 The 55,600 Common Shares set forth above constitute 55,600 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 1,130,714
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,130,714
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,714
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 3.9%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 1,186,314
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,186,314
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,186,314
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 4.1%
	14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 1,186,314
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,186,314
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,186,314
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 4.1%
	14	Type of Reporting Person (See Instructions) IN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 23, 2007 (the “Original Schedule 13D”).  Capitalized terms used herein which are not defined have the meanings given to such terms in the Original Schedule 13D.  Except otherwise provided herein, all Items of the Original Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on June 6, 2006, there were 28,721,213 Common Shares issued and outstanding as of April 29, 2006.  The 1,130,714 Common Shares beneficially owned by Laminar (the “Laminar Shares”) represent approximately 3.9% of the Common Shares issued and outstanding.  The 55,600 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 0.2% of the Common Shares issued and outstanding.[1]  Laminar has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares. Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. Laminar disclaims beneficial ownership of the Valence Shares, and Valence disclaims beneficial ownership of the Laminar Shares.

DESCO LP, as Laminar’s and Valence’s investment adviser, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and Valence Shares. DESCO LLC, as Laminar’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As managing member of DESCO LLC, DESCO II, Inc., may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc., may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Valence Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Laminar Shares and Valence Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence and the investment adviser of Laminar, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Laminar, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Laminar Shares and the Valence Shares, constituting 4.13% of the Common Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Laminar Shares and the Valence Shares.  David E. Shaw disclaims beneficial ownership of the Laminar Shares and the Valence Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Shares since July 23, 2007 (the date of the Original Schedule 13D), which were all brokered transactions, are set forth below:

 2 The 55,600 Common Shares set forth above constitute 55,600 Common Shares which Valence has the right to acquire through the exercise of listed call options.

Name	Date	Number of Shares Purchase/(Sold)	Price per Share

Valence	7/25/2007	(300)	$39.400
Valence	7/25/2007	(500)	$39.490
Valence	7/25/2007	(700)	$39.500
Valence	7/25/2007	(400)	$39.540
Valence	7/25/2007	(700)	$39.560
Valence	7/25/2007	(200)	$39.580
Valence	7/25/2007	(300)	$39.590
Valence	7/25/2007	(300)	$39.630
Valence	7/25/2007	(100)	$39.650
Valence	7/25/2007	(500)	$40.060
Valence	7/25/2007	(100)	$40.090
Valence	7/25/2007	(200)	$40.100
Valence	7/25/2007	(100)	$40.120
Valence	7/25/2007	(500)	$40.130
Valence	7/25/2007	(100)	$40.140
Valence	7/25/2007	(200)	$40.150
Valence	7/25/2007	(300)	$40.160
Valence	7/25/2007	(600)	$40.180
Valence	7/25/2007	(100)	$40.220
Valence	7/30/2007	(19,400)	$60.000
Valence	7/31/2007	300	$34.290
Valence	7/31/2007	400	$34.300
Valence	7/31/2007	500	$34.430
Valence	7/31/2007	400	$34.460
Valence	7/31/2007	300	$34.480
Valence	7/31/2007	600	$34.710
Valence	7/31/2007	400	$34.740
Valence	7/31/2007	100	$34.820
Valence	7/31/2007	400	$34.900
Valence	7/31/2007	400	$34.970
Valence	7/31/2007	300	$35.040
Valence	7/31/2007	500	$35.070
Valence	7/31/2007	600	$35.080
Valence	7/31/2007	200	$35.090
Valence	7/31/2007	400	$35.120
Valence	7/31/2007	300	$35.180
Valence	7/31/2007	100	$35.230
Valence	7/31/2007	400	$35.259
Valence	7/31/2007	200	$35.270
Valence	7/31/2007	800	$35.290
Valence	8/1/2007	500	$32.840
Valence	8/1/2007	800	$32.920
Valence	8/1/2007	300	$32.950
Valence	8/1/2007	(1,000)	$55.000
Valence	8/2/2007	(200)	$33.450
Valence	8/2/2007	(100)	$33.480
Valence	8/2/2007	(200)	$33.600
Valence	8/2/2007	(504)	$33.660
Valence	8/2/2007	(300)	$33.680
Valence	8/2/2007	(200)	$33.760
Valence	8/2/2007	(300)	$33.930
Valence	8/3/2007	(600)	$32.310
Valence	8/3/2007	(400)	$32.370
Valence	8/7/2007	700	$50.000
Valence	8/8/2007	300	$31.700
Valence	8/8/2007	400	$31.970
Valence	8/8/2007	300	$32.040
Valence	8/8/2007	600	$32.090
Valence	8/8/2007	100	$32.120
Valence	8/8/2007	900	$32.150
Valence	8/8/2007	(300)	$32.330
Valence	8/8/2007	(1,075)	$32.520
Valence	8/8/2007	(500)	$32.530
Valence	8/8/2007	(100)	$32.550
Valence	8/9/2007	1,200	$31.774
Valence	8/9/2007	100	$32.390
Valence	8/9/2007	400	$33.710
Valence	8/9/2007	1,200	$33.720
Valence	8/9/2007	300	$33.730
Valence	8/9/2007	100	$33.770
Valence	8/9/2007	400	$33.800
Valence	8/9/2007	600	$33.830
Valence	8/9/2007	600	$33.840
Valence	8/9/2007	1,000	$33.850
Valence	8/9/2007	300	$33.920
Valence	8/9/2007	300	$33.940
Valence	8/9/2007	300	$33.950
Valence	8/9/2007	600	$33.960
Valence	8/9/2007	200	$34.020
Valence	8/9/2007	300	$34.090
Valence	8/9/2007	200	$34.100
Valence	8/9/2007	100	$34.110
Valence	8/9/2007	100	$34.140
Valence	8/9/2007	200	$34.160
Valence	8/9/2007	1,300	$34.180
Valence	8/9/2007	200	$34.185
Valence	8/9/2007	600	$34.190
Valence	8/9/2007	200	$34.200
Valence	8/9/2007	600	$34.210
Valence	8/9/2007	600	$34.212
Valence	8/9/2007	500	$34.230
Valence	8/9/2007	300	$34.240
Valence	8/9/2007	700	$34.280
Valence	8/9/2007	700	$34.290
Valence	8/9/2007	1,100	$34.300
Valence	8/9/2007	100	$34.330
Valence	8/9/2007	200	$34.340
Valence	8/9/2007	200	$34.380
Valence	8/9/2007	600	$34.390
Valence	8/9/2007	800	$34.400
Valence	8/9/2007	200	$34.405
Valence	8/9/2007	500	$34.406
Valence	8/9/2007	800	$34.408
Valence	8/9/2007	1,700	$34.410
Valence	8/9/2007	300	$34.420
Valence	8/9/2007	300	$34.427
Valence	8/9/2007	2,300	$34.430
Valence	8/9/2007	1,000	$34.435
Valence	8/9/2007	500	$34.436
Valence	8/9/2007	300	$34.440
Valence	8/9/2007	300	$34.447
Valence	8/9/2007	1,100	$34.450
Valence	8/9/2007	200	$34.470
Valence	8/9/2007	400	$34.490
Valence	8/9/2007	500	$34.530
Valence	8/9/2007	200	$34.550
Valence	8/9/2007	1,000	$34.590
Valence	8/9/2007	100	$34.600
Valence	8/9/2007	1,500	$34.610
Valence	8/9/2007	500	$34.620
Valence	8/9/2007	200	$34.625
Valence	8/9/2007	600	$34.630
Valence	8/9/2007	100	$34.640
Valence	8/9/2007	500	$34.646
Valence	8/9/2007	100	$34.660
Valence	8/9/2007	500	$34.670
Valence	8/9/2007	1,400	$34.690
Valence	8/10/2007	400	$30.310
Valence	8/10/2007	900	$30.380
Valence	8/10/2007	500	$30.400
Valence	8/10/2007	300	$30.420
Valence	8/10/2007	400	$30.570
Valence	8/10/2007	300	$30.580
Valence	8/10/2007	500	$30.590
Valence	8/10/2007	300	$30.600
Valence	8/10/2007	500	$30.630
Valence	8/10/2007	200	$30.638
Valence	8/10/2007	300	$30.660
Valence	8/10/2007	200	$30.710
Valence	8/10/2007	1,100	$30.735
Valence	8/10/2007	400	$30.755
Valence	8/10/2007	1,000	$30.790
Valence	8/10/2007	300	$30.800
Valence	8/10/2007	600	$30.820
Valence	8/10/2007	400	$30.828
Valence	8/10/2007	200	$30.830
Valence	8/10/2007	500	$30.840
Valence	8/10/2007	300	$30.843
Valence	8/10/2007	1,000	$30.860
Valence	8/10/2007	200	$30.870
Valence	8/10/2007	200	$30.900
Valence	8/10/2007	600	$30.910
Valence	8/10/2007	100	$30.920
Valence	8/10/2007	200	$30.960
Valence	8/10/2007	100	$30.980
Valence	8/10/2007	2,000	$31.000
Valence	8/10/2007	600	$31.028
Valence	8/10/2007	500	$31.030
Valence	8/10/2007	800	$31.068
Valence	8/10/2007	800	$31.080
Valence	8/10/2007	400	$31.110
Valence	8/10/2007	1,200	$31.140
Valence	8/10/2007	300	$31.210
Valence	8/13/2007	20,900	$50.000
Valence	8/15/2007	(1,100)	$31.120
Valence	8/15/2007	(300)	$31.160
Valence	8/15/2007	(400)	$31.190
Valence	8/15/2007	(900)	$31.210
Valence	8/15/2007	1,200	$31.220
Valence	8/15/2007	(100)	$31.230
Valence	8/15/2007	(100)	$31.250
Valence	8/15/2007	(200)	$31.260
Valence	8/15/2007	(300)	$31.310
Valence	8/15/2007	(400)	$31.330
Valence	8/15/2007	(300)	$31.350
Valence	8/15/2007	(900)	$31.380
Valence	8/15/2007	(300)	$31.390
Valence	8/15/2007	(200)	$31.420
Valence	8/15/2007	(600)	$31.440
Valence	8/15/2007	(200)	$31.450
Valence	8/15/2007	(200)	$31.490
Valence	8/15/2007	(33)	$31.500
Valence	8/15/2007	(600)	$31.550
Valence	8/15/2007	(300)	$31.580
Valence	8/15/2007	(400)	$31.590
Valence	8/15/2007	(200)	$31.600
Valence	8/15/2007	(800)	$31.660
Valence	8/15/2007	(200)	$31.670
Valence	8/15/2007	(1,100)	$31.690
Valence	8/15/2007	(100)	$31.710
Valence	8/15/2007	(700)	$31.760
Valence	8/15/2007	(200)	$31.780
Valence	8/15/2007	(500)	$31.940
Valence	8/16/2007	(400)	$30.850
Valence	8/16/2007	(300)	$30.860
Valence	8/16/2007	(700)	$30.890
Valence	8/16/2007	(300)	$30.940
Valence	8/16/2007	(200)	$30.960
Valence	8/16/2007	(300)	$30.970
Valence	8/16/2007	(1,000)	$31.010
Valence	8/16/2007	(800)	$31.020
Valence	8/16/2007	(242)	$31.030
Valence	8/16/2007	(500)	$31.060
Valence	8/16/2007	(300)	$31.090
Valence	8/16/2007	(300)	$31.100
Valence	8/16/2007	(325)	$31.110
Valence	8/16/2007	(200)	$31.130
Valence	8/16/2007	(1,100)	$31.170
Valence	8/16/2007	(600)	$31.180
Valence	8/16/2007	(600)	$31.200
Valence	8/16/2007	(300)	$31.210
Valence	8/16/2007	(200)	$31.240
Valence	8/16/2007	(300)	$31.250
Valence	8/16/2007	(200)	$31.260
Valence	8/16/2007	(200)	$31.270
Valence	8/16/2007	(700)	$31.300
Valence	8/16/2007	(500)	$31.350
Valence	8/16/2007	(600)	$31.360
Valence	8/16/2007	(200)	$31.370
Valence	8/16/2007	(500)	$31.400
Valence	8/16/2007	(200)	$31.660
Valence	8/17/2007	(500)	$32.150
Valence	8/17/2007	(1,400)	$32.270
Valence	8/17/2007	(300)	$32.280
Valence	8/17/2007	(400)	$32.300
Valence	8/17/2007	(300)	$32.320
Valence	8/17/2007	(400)	$32.340
Valence	8/17/2007	(300)	$32.380
Valence	8/17/2007	(600)	$32.400
Valence	8/17/2007	(200)	$32.420
Valence	8/17/2007	(200)	$32.440
Valence	8/17/2007	(300)	$32.460
Valence	8/17/2007	(300)	$32.470
Valence	8/17/2007	(500)	$32.480
Valence	8/17/2007	(200)	$32.500
Valence	8/17/2007	(400)	$32.540
Valence	8/17/2007	(1,200)	$32.550
Valence	8/17/2007	(700)	$32.560
Valence	8/17/2007	(300)	$32.600
Valence	8/17/2007	(200)	$32.690
Valence	8/17/2007	(200)	$32.700
Valence	8/17/2007	(300)	$32.710
Valence	8/17/2007	(300)	$32.730
Valence	8/17/2007	(200)	$32.740
Valence	8/17/2007	(300)	$32.750
Valence	8/17/2007	(100)	$32.760
Valence	8/17/2007	(500)	$32.780
Valence	8/17/2007	(200)	$32.870
Valence	8/17/2007	(300)	$32.880
Valence	8/17/2007	(200)	$32.910
Valence	8/23/2007	500	$26.660
Valence	8/23/2007	800	$26.790
Valence	8/23/2007	200	$26.830
Valence	8/23/2007	900	$26.840
Valence	8/23/2007	300	$26.860
Valence	8/23/2007	200	$26.900
Valence	8/23/2007	500	$26.940
Valence	8/23/2007	200	$26.960
Valence	8/23/2007	200	$27.050
Valence	8/23/2007	300	$27.100
Valence	8/23/2007	200	$27.120
Valence	8/23/2007	300	$27.130
Valence	8/23/2007	300	$27.150
Valence	8/23/2007	200	$27.160
Valence	8/23/2007	300	$27.240
Valence	8/23/2007	400	$27.290
Valence	8/23/2007	300	$27.310
Valence	8/23/2007	400	$27.340
Valence	8/23/2007	100,200	$27.350
Valence	8/23/2007	200	$27.420
Valence	8/23/2007	500	$27.500
Valence	8/23/2007	200	$27.510
Valence	8/23/2007	(900)	$26.900
Valence	8/23/2007	(600)	$26.980
Valence	8/23/2007	(900)	$27.020
Valence	8/23/2007	(250)	$27.180
Valence	8/23/2007	(500)	$27.500
Valence	8/23/2007	(300)	$27.660
Valence	8/23/2007	(500)	$27.820
Valence	8/23/2007	(400)	$27.840
Valence	8/23/2007	(100)	$27.870
Valence	8/23/2007	(100)	$27.890
Valence	8/23/2007	(200)	$27.910
Valence	8/23/2007	(200)	$28.000
Laminar	8/23/2007	4,259	$27.250
Laminar	8/23/2007	(447,893)	$26.764
Laminar	8/23/2007	(250,000)	$27.142
Laminar	8/23/2007	(4,000)	$27.170
Laminar	8/23/2007	(250,000)	$27.250
Laminar	8/23/2007	(111,312)	$27.364
Laminar	8/23/2007	(25,400)	$27.409
Laminar	8/23/2007	(250,000)	$27.642
Laminar	8/23/2007	(49,505)	$27.650
Laminar	8/23/2007	(14,949)	$28.500
Laminar	8/23/2007	(1,200)	$29.000
Valence	8/24/2007	(51,286)	$28.186
Valence	8/24/2007	(15,000)	$27.500
Laminar	8/24/2007	(200,000)	$27.995

The trading dates, transactions, exercises and assignments, and the price per share implied by the transactions, for all transactions by the Reporting Persons in options of the Issuer since July 23, 2007 (the date of the Original Schedule 13D), which were all brokered transactions, are set forth below.

Entity	Date	Security Description	Action	National number of shares	Price

Valence	7/30/2007	$60 January 2009 Put	Exercise	(19,400)	0
Valence	8/01/2007	$55 January 2009 Put	Exercise	(1,000)	0
Valence	8/07/2007	$50 January 2008 Short Put	Exercise	700	0
Valence	8/13/2007	$50 January 2008 Short Put	Exercise	20,900	0

 (d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

(e) As of August 24, 2007, each Reporting Person has beneficial ownership of less than 5% of the Common Shares issued and outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Valence maintains an open short position on 34 put option contracts based upon the value of the Common Shares. In addition to the Common Shares that it beneficially owns without reference to these contracts, Valence currently has long economic exposure to 3,400 Common Shares through such contracts. Valence maintains an open short position on 250 call option contracts, and therefore currently has short economic exposure to 25,000 Common Shares through such contracts. Valence also maintains an open short position of 24,300 Common Shares.  These contracts and arrangements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts and arrangements.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:                      August 24, 2007

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.P., as Managing Member

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & Co., L.L.C.

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & Co., L.P.

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Attorney-in-Fact for David E. Shaw